January 5, 2024

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Jenn Do Vanessa Robertson Daniel Crawford Tim Buchmiller

Re:	Kyverna Therapeutics, Inc. Amendment No. 2 to Draft Registration Statement on Form S-1 Submitted December 13, 2023 CIK No. 0001994702

Ladies and Gentlemen:

On behalf of our client, Kyverna Therapeutics, Inc., a Delaware corporation (the “Company”), we submit to the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) the Company’s response to the comments contained in the Staff’s letter, dated December 28, 2023 (the “Comment Letter”), with respect to the above-referenced Amendment No. 2 to Draft Registration Statement on Form S-1 submitted on December 13, 2023.

Concurrent herewith, the Company has filed via EDGAR its Amendment No. 3 to Draft Registration Statement on Form S-1 (the “Third Amended DRS”), which reflects the Company’s responses to the comments received from the Staff and certain other updated information.

For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the Company’s response. All page references in the responses set forth below refer to the page numbers in the Third Amended DRS. All capitalized terms used but not defined in this response letter have the meanings ascribed to such terms in the Third Amended DRS.

Amendment No. 2 to Draft Registration Statement on Form S-1 submitted December 13, 2023

Prospectus Summary

Overview, page 1

1.

We note your response to comment 1 and reissue in part. Your disclosure on page 1 stating that KYV-101 “includes” a CAR you licensed from the NIH may make it appear that KYV-101 contains technology that is in addition to the technology developed by the NIH. Please revise to disclose what technology you have developed and that is included in KYV-101 versus the technology you have in-licensed. To the extent that KYV-101 does not include technology that you have developed, please revise here and elsewhere throughout to clearly state this.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 1, 117 and 130 of the Third Amended DRS in response to the Staff’s comment.

Our pipeline and programs, page 3

2.

We note your response to comment 4 and reissue in part. We note your disclosure throughout stating you are conducting a clinical trial in Germany, your disclosure on page 52 that you are conducting clinical trials “outside the United States, and the FDA and comparable foreign regulatory authorities may not accept data from such trials” and your disclosure on page 53 that you “plan to seek regulatory approval of [y]our current or future product candidates outside of the United States.” We also note your disclosure on page 163 that “[i]n addition to regulations in the United States, [you] may be subject to a variety of regulations in other jurisdictions that [you] may in the future select, which may govern, among other things, clinical trials and any commercial sales and distribution of [y]our products.” In regard to this, it appears you are conducting a clinical trial in Germany and intend to submit the study data to the FDA and plan to seek regulatory approval in Europe at another time. The pipeline table should depict the current overall progress of each product candidate in each indication. Please revise to remove the individual study progress rows from your depiction of KYV-101 in lupus nephritis and revert to a single row depicting the overall current phase of development for the program. We do not object to the current pipeline table presentation to the extent you are currently and simultaneously pursuing regulatory approval of KYV-101 in lupus nephritis in the United States and Europe and do not intend to use data from your trials conducted in the United States to submit to European regulators or vice versa. If true, revise throughout to state as much and revise your disclosure starting on page 163 to provide a full discussion of the regulatory approval process in the foreign jurisdictions you are currently seeking regulatory approval and reconcile your disclosure throughout to reflect you are currently seeking regulatory approval in foreign jurisdictions as opposed to planning to do so in the future. Finally, please revise your pipeline tables here and elsewhere to enlarge the footnote so it is legible.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 1, 3, 117, 119 and 126 of the Third Amended DRS in response to the Staff’s comment.

Risk Factor Summary, page 6

3.	We note your new risk factor disclosure starting on page 54 related to the FDA’s November 28, 2023 statement. Please revise here to include summary risk factor disclosure.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 7 of the Third Amended DRS in response to the Staff’s comment.

Critical Accounting Estimates

Determination of Fair Value of Common Stock, page 113

4.

Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the initial public offering and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation. Please discuss with the staff how to submit your response.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it will provide the Staff with the requested information on a supplemental basis once an estimated offering price or range has been determined by the Company and the underwriters.

Notes to Financial Statements

6. Significant Agreements, page F-16

5.

We note your response to prior comment 7 and the revised disclosure. Please revise your disclosure to clarify the timing of when the current accrued license expense-related party balance of $6.3 million is due.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 101, F-18 and F-44 of the Third Amended DRS in response to the Staff’s comment.

Notes to Condensed Financial Statements (unaudited)

14. Subsequent Events, page F-55

6.	Please quantify the amount of the stock compensation expense you expect to recognize for the option grants issued subsequent to September 30, 2023.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page F-55 of the Third Amended DRS in response to the Staff’s comment.

Please do not hesitate to contact Jeffrey Hartlin at (650) 320-1804 or Samantha Eldredge at (650) 320-1838 if you require additional information with respect to any of the foregoing. Thank you.

Sincerely,

Paul Hastings LLP

cc:	Peter Maag, Ph.D.

Kyverna Therapeutics, Inc.

Jeffrey Hartlin, Esq.

Paul Hastings LLP

Samantha Eldredge, Esq.

Paul Hastings LLP

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